North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

October 24, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	North American Financial Holdings, Inc. Registration Statement on Form S-4 Filed September 8, 2011 File No. 333-176725

Dear Mr. Windsor:

On behalf of North American Financial Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-4 of the Company (the “Registration Statement”).

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated September 27, 2011 from the staff of the Commission (the “Staff”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Amendment.

General

1.	Please revise to disclose, where appropriate, the amount of Credit Losses—as defined in the Contingent Value Rights Agreement—on a per CVR basis incurred to date. Please also revise to disclose the Stipulated Amount.

Christian Windsor

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised page 74 of the Amendment to disclose the amount of Credit Losses incurred through June 30, 2011 on a per CVR basis and to disclose the Stipulated Amount.

2.	Provide us with all memoranda, reports, scripts, presentations or other materials provided by Sterne Agee to the board of Capital Bank Corp.

Response: The Company respectfully advises the Staff that, other than the delivery of Sterne Agee’s opinion, a copy of which is attached as Appendix B to the proxy statement/prospectus contained in the Registration Statement, no reports, scripts, presentations or other materials were provided by Sterne Agee to the board of directors of Capital Bank Corp.

Prospectus Cover Page

3.	Please revise the prospectus cover page to disclose the value of NAFH Class A common stock to be received by Capital Bank Corp. shareholders assuming a range of values—such as the IPO price range—of NAFH Class A common stock.

Response: In response to the Staff’s comment, the Company has revised the cover page of the Amendment to disclose the value of NAFH Class A common stock to be received by Capital Bank Corp. shareholders assuming a range of values of NAFH Class A common stock.

How does the Capital Bank Corp. Board of Directors Recommend that I vote?, page 2

4.	Revise this section to clarify that the board of directors represents both NAFH and the former Capital Bank Corp. shareholders.

Response: In response to the Staff’s comment, the Company has revised page 2 of the Amendment to clarify that five of the seven members of the board of directors of Capital Bank Corp. are directors, executive officers or employees of NAFH and that the Capital Bank Corp. board also represents the interests of NAFH as well as the other minority shareholders of Capital Bank Corp.

What vote is required to adopt each proposal?, page 2

5.	Revise this question and answer, or add a separate question and answer, or a sub-section to the Summary, that specifically addresses the fact that the merger and other proposals are likely to pass even if all shareholders, other than NAFH, vote against the transactions.

Response: In response to the Staff’s comment, the Company has revised page 2 of the Amendment to indicate that the merger proposal and executive officer merger-related compensation proposal are expected to pass even if all shareholders other than NAFH vote against these proposals.

Christian Windsor

U.S. Securities and Exchange Commission

What will I receive in the merger?, page 3

6.	We note that the exchange ratio will not be adjusted as a result of any changes in the trading prices of NAFH common stock or Capital Bank Corp. common stock. Please revise to clarify, if true, that this means there is no minimum consideration Capital Bank Corp. shareholders will receive and that, as a result, the value to be received could be less than the market value of Capital Bank Corp. common stock prior to the merger.

Response: In response to the Staff’s comment, the Company has revised page 3 of the Amendment to clarify that there is no minimum consideration Capital Bank Corp. shareholders will receive and that, as a result, the value they will receive could be less than the market value of Capital Bank Corp. common stock prior to the merger.

Summary, page 6

7.	Revise this section to indicate the amount paid and the implied value of the shares purchased by NAFH as part of the investment agreements, and compare that amount to the value of the shares and CVRs that Capital Bank Corp.’s shareholders will receive as a result of the merger and the investment transactions.

Response: In response to the Staff’s comment, the Company has revised page 7 of the Amendment to indicate the amount paid and the implied per share price of the shares purchased by NAFH as part of the investment agreement along with a comparison of that amount to the value of the shares that Capital Bank Corp. shareholders will receive as a result of the merger. The Company has also included a statement of the amount that holders of the CVRs may receive as a result of the investment transaction. The Company respectfully advises the Staff that, since the CVRs were issued to holders of Capital Bank Corp. common stock as of January 27, 2011 and the CVRs are generally not transferable, not all shareholders who receive the merger consideration will necessarily also hold CVRs.

The Shares of NAFH class A common stock ..., page 23

8.	Revise this risk factor to discuss the specific differences in the rights of Capital Bank Corp. and NAFH common stock.

Response: In response to the Staff’s comment, the Company has revised page 23 of the Amendment to discuss a number of specific differences in the rights of Capital Bank Corp and NAFH common stock.

Christian Windsor

U.S. Securities and Exchange Commission

Sterne Agee’s Compensation and Other Relationships with Capital Bank Corp., page 59

9.	Please revise to disclose the information required by Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised page 54 of the Amendment to disclose the information required by Item 1015(b)(3) of Regulation M-A.

10.	Please revise to disclose the amount of compensation paid to Sterne Agee for its services in rendering the fairness opinion. Please also disclose the total amount of fees paid to Sterne Agee for the fairness opinions rendered to the TIB Financial board of directors and the Green Bankshares board of directors with respect to the Other Transactions, the Capital Bank Corp. board of directors with respect to the merger of Capital Bank with and into NAFH National Bank and the TIB Financial board of directors with respect to the merger of TIB Bank with and into NAFH National Bank. Refer to
Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised pages 59 of the Amendment to disclose the amount of compensation paid to Sterne Agee for its services in rendering the fairness opinion as well as the amount of compensation paid to Sterne Agee for the fairness opinions it rendered in connection with the Other Transactions and the mergers of Capital Bank with and into NAFH National Bank and of TIB Bank with and into NAFH National Bank.

Annual Cash Bonuses, page 183

11.	We note your response to comment 22 in our letter dated July 21, 2011 in connection with our review of your Form S-1 filed June 24, 2011. We also note the bonus amounts disclosed in the Summary Compensation Table. To the extent quantitative performance targets were established for 2010 compensation, please revise to disclose those targets. If you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to
Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response: In response to the Staff’s comment, the Company has revised page 186 of the Amendment to explain both that no quantitative performance targets were established with respect to 2010 compensation because the Company did not have any substantive operations at the commencement of that performance period and to indicate the types of performance measures that the Company may adopt in the future.

Christian Windsor

U.S. Securities and Exchange Commission

Exhibits

12.	Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

Response: In response to the Staff’s comment, the Company has filed all available exhibits with the Amendment, including Exhibits 5.1, 8.1, 10.18, 10.19, 10.20, 10.21, 21.1, 23.9, 23.10, 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 and will file all remaining exhibits as soon as practicable.

13.	We note that Messrs. Keller and Atkins of the Capital Bank Corp. board of directors — neither of whom signed the registration statement—will become directors of NAFH. Please file as exhibits to the registration statement the written consents of the persons about to become directors, or tell us why written consents are not required. Refer to Rule 438 of Regulation C under the Securities Act.

Response: In response to the Staff’s comment, the Company has filed written consents of Messrs. Keller and Atkins as Exhibits 99.3 and 99.4, respectively.

14.	We note that you expect to enter into employment agreements with Messrs. Marshall, Singletary and Posner prior to the completion of the public offering. Please confirm that you will file the agreements as exhibits to the registration statement in the event they are entered into prior to effectiveness of the above-referenced registration statement.

Response: The Company hereby confirms that in the event it enters into employment agreements with Messrs. Marshall, Singletary and Posner prior to the effectiveness of the above-referenced registration statement, the Company will file any such agreements as exhibits to such registration statement.

*        *        *        *        *         *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Christopher G. Marshall

Christopher G. Marshall

Chief Financial Officer

cc:	David E Shapiro, Esq.
Mark F. Veblen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019